

10025629

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Processing
Section
FEB 24 2010
Washington DC

SEC FILE NUMBER
8- 22222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STROUSE GREENBERG REALTY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BROAD ST. - 3RD FLOOR
(No. and Street)

PHILADELPHIA   PA   19102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD GLICKMAN   215-875-0700
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOYNOW BAYARD AND COMPANY, CPA'S
(Name – if individual, state last, first, middle name)

1210 NORTHBROOK DRIVE - SUITE 140   TREVOSE   PA   19053
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __EDWARD GLICKMAN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STROUSE GREENBERG REALTY INVESTMENTS, INC__ _____, as of __DECEMBER 31__ _____, 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__PRESIDENT & CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROUSE, GREENBERG REALTY
INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULE AND
AUDITORS' REPORT THEREON
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

VOYNOW BAYARD AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STROUSE, GREENBERG REALTY
INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULE AND
AUDITORS' REPORT THEREON
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

TABLE OF CONTENTS

DECEMBER 31, 2009

VOYNOW, BAYARD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

NORTHBROOK CORPORATE CENTER

1210 NORTHBROOK DRIVE, SUITE 140

TREVOSE, PENNSYLVANIA 19053

(215) 355-8000

FAX: (215)396-2000

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder of
  Strouse, Greenberg Realty Investments, Inc.:

   We have audited the accompanying statement of financial condition of Strouse, Greenberg Realty Investments, Inc. (a wholly-owned subsidiary of TRO Liquidating LLC) as of December 31, 2009, and the related statements of operations and comprehensive loss, change in subordinated borrowings, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strouse, Greenberg Realty Investments, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

February 18, 2010

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 28,073
Prepaid expenses	3,302
Investment in NASD	69,568
Total assets	$100,943

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses		$ 10,611
Loans payable, TRO Liquidating LLC		31,235
Total liabilities		41,846
Stockholder's equity		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	$ 3,750	
Additional paid-in capital	307,903	
Accumulated deficit	(194,840)	
Accumulated comprehensive loss	(51,716)	
Less: treasury stock (187.5 shares)	(6,000)	
Total stockholder's equity		59,097
Total liabilities and stockholder's equity		$100,943

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2009

Revenue

   Interest $ 32

Expenses

   Professional fees $ 8,550

   Administrative expenses   3,675

   Taxes   1,120

                                                    13,345

Net loss   (13,313)

Other comprehensive loss

 Unrealized holding loss   (17,164)

Comprehensive loss $ (30,477)

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

DECEMBER 31, 2009

Subordinated borrowings, at January 1, 2009 $ 31,235

Increase during 2009   -

Decrease during 2009   -

Subordinated borrowings, at December 31, 2009 $ 31,235

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive (Loss)	Treasury Stock	Total Stockholder's Equity
Balance, January 1, 2009	$ 3,750	$307,903	$ (181 527)	$ (34,552)	$ (6,000)	$ 89,574
Net loss	-	-	(13,313)	-	-	(13,313)
Unrealized holding loss	-	-	-	(17,164)	-	(17,164)
Balance, December 31, 2009	$ 3,750	$307,903	$(194 840)	$ (51,716)	$ (6,000)	$ 59,097

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (13,313)
Adjustments to reconcile net income to net cash used in operating activities	
Decrease in prepaid expenses	66
Increase in accrued expenses	2,125
Net cash flows used in operating activities	(11,122)
Net decrease in cash and cash equivalents	(11,122)
Cash and cash equivalents	
Beginning of year	39,195
End of year	$ 28,073

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

---

1. ORGANIZATION

Strouse, Greenberg Realty Investments, Inc. (the Company) was formed under the laws of the Commonwealth of Pennsylvania on June 1, 1977, for the purpose of operating as a broker-dealer in real estate securities. The company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Presently, no customer accounts are maintained.

While the financial statements have been prepared from the separate records maintained by Strouse, Greenberg Realty Investments, Inc., they may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company been operating as an unaffiliated entity.

Funds required for the operation of the Company's business, which are in excess of the Company's operating revenues, are expected to be obtained by capital contributions, advances, or expense reimbursements from its sole stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased which have a maturity of three months or less to be cash equivalents.

Investments

Investments consist of marketable securities. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each year-end.

Since the company does not intend, in the near term, to sell these securities, which are subject to the fluctuations of the market, they are defined as "available for sale," and accordingly, are carried at fair value (market). Unrealized gains and losses were reported as a separate component within the stockholder's equity section of the statement of financial condition.

Comprehensive income (loss)

The Company adopted the provisions of the Codified Financial Accounting Standards Topic 220, "Reporting Comprehensive Income. Topic 220 governs the financial statement presentation of changes in shareholder's equity resulting from non-owner sources. Other comprehensive income (loss), as reported in the accompanying statements, is represented by unrealized gains or losses on "available for sale" securities.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2009

---

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $67,202 which was $62,202 over its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 16%.

4. INVESTMENT IN NASD

The Company purchased 1,500 convertible NASDAQ warrants in 2000 for $20,100. On June 21, 2006, the 1,500 NASDAQ warrants were converted into common shares at the option price of $16 a share for $24,000 bringing the total cost to $44,100. On February 9, 2006, 2010 common shares had been purchased for the price of $77,187. The Company reported an unrealized holding loss on the common stock of $17,164 during 2009.

5. SUBORDINATED BORROWINGS

During 2000, TRO Liquidating, LLC advanced loans, amounting to $31,235 to the Company. These loans are non-interest bearing and are due on September 30, 2012. An option exists for which the loan can be assigned back to the lender. The Company received approval from FINRA that these loans be treated as subordinated debt and, thus, as additional capital for purposes of the computation of net capital and aggregate indebtedness under SEC Rule 15c3-1.

There were no changes in the above borrowings to TRO Liquidating, LLC during 2009. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The fair value of subordinated borrowings is $31,235.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2009

6. INCOME TAXES

The Company has net operating loss carryforwards which are available for utilization on its future federal tax returns:

Expiration	
2010	$ 8,654
2011	8,017
2012	9,886
2018	11,474
2019	9,656
2020	12,064
2021	8,896
2022	9,519
2023	13,199
2024	13,152
2025	12,055
2026	12,379
2028	9,579
2029	13,313
	$ 151,843

The Company also has net operating loss carryforwards for state tax purposes.

The Company has recognized a full allowance, as of December 31, 2009, against any deferred tax assets that might arise from the utilization of any loss carryforwards.

7. EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Commission and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

1.	Total ownership equity from statement of financial condition	$ 59,097
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	59,097
4.	Add	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	31,235
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	90,332
6.	Deductions and/or charges	
	A. Total nonallowable assets from statement of financial condition	3,302
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities - proprietary capital charges	-
	D. Other deductions and/or charges	-
		3,302
7.	Other additional and/or allowable credits	-
8.	Net capital before haircuts on securities positions	87,030
9.	Haircuts on securities	19,828
10.	Net capital	$ 67,202
11.	Minimum net capital required (6-2/3% of line 19)	$ 707
12.	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2009

13. Net capital requirement (greater
    of line 11 or 12) $ 5,000

14. Excess net capital (line 10 less line 13) $ 62,202

15. Excess net capital at 1000% (line 10
    less 10% of line 19) $ 66,141

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness liabilities
    from statement of financial condition $ 10,611

17. Add items not included in statement of
    financial condition   -

18. Reserve   -

19. Total aggregate indebtedness $ 10,611

20. Percentage of aggregate indebtedness to net capital
    (line 19 divided by line 10)   16%

SCHEDULE OF NONALLOWABLE ASSETS (Line 6A)

Prepaid expenses $ 3,302

See report of independent auditors.

VOYNOW, BAYARD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

NORTHBROOK CORPORATE CENTER

1210 NORTHBROOK DRIVE, SUITE 140

TREVOSE, PENNSYLVANIA 19053

(215) 355-8000

FAX: (215)396-2000

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.

      In planning and performing our audit of the financial statements of Strouse, Greenberg Realty Investments, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company=s internal control.

      Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

      The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.
Page 2

        Because of inherent limitations in internal control and the
practices and procedures referred to above, errors or fraud may occur and
not be detected. Also, projection of any evaluation of them to future
periods is subject to the risk that they may become inadequate because of
changes in conditions or that the effectiveness of their design and
operation may deteriorate.

        A control deficiency exists when the design or operation of a
control does not allow management or employees, in the normal course of
performing their assigned functions, to prevent or detect misstatements on
a timely basis. A significant deficiency is a deficiency, or combination
of deficiencies, in internal control that is less severe than a material
weakness, yet important enough to merit attention by those charged with
governance.

        A material weakness is a deficiency, or combination of
deficiencies, in internal control, such that there is a reasonable
possibility that a material misstatement of the company's financial
statements will not be prevented or detected and corrected on a timely
basis.

        Our consideration of internal control was for the limited purpose
described in the first and second paragraphs and would not necessarily
identify all deficiencies in internal control that might be material
weaknesses. We did not identify any deficiencies in internal control
activities for safeguarding securities that we consider to be material
weaknesses, as defined above.

        We understand that practices and procedures that accomplish the
objectives referred to in the second paragraph of this report are
considered by the SEC to be adequate for its purposes in accordance with
the Securities Exchange Act of 1934 and related regulations, and that
practices and procedures that do not accomplish such objectives in all
material respects indicate a material inadequacy for such purposes. Based
on this understanding and on our study, we believe that the Company's
practices and procedures, as described in the second paragraph of this
report, were adequate at December 31, 2009 to meet the SEC's objectives.

        This report is intended solely for the information and use of the
Board of Directors, management, the National Association of Securities
Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-
5(g) under the Securities Exchange Act of 1934 in their regulation of
registered brokers and dealers, and is not intended to be and should not be
used by anyone other than these specified parties.

                                      VOYNOW, BAYARD AND COMPANY
                                      Certified Public Accountants

                                      February 18, 2010